May 20, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE: Puget Energy, Inc.

Acceleration Request re: Registration Statement on Form S-4, No. 333-295883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puget Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on May 22, 2026, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes Andrew Moore, counsel to the Company, to make any such request on its behalf.

PUGET ENERGY, INC.

/s/ Lorna Luebbe
Lorna Luebbe
Senior Vice President, General Counsel and Chief Sustainability Officer

cc:	Andrew Moore, Perkins Coie LLP